UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

White Electronic Designs Corporation

(Name of Subject Company (Issuer))

Rabbit Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, STATED VALUE $0.10 PER SHARE

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,939,311	$12,401.88

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 24,848,473 shares of common stock, stated value $0.10 per share, of White Electronic Designs Corporation (“Seller”), at a purchase price of $7.00 per share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 23,638,277 shares of common stock of Seller that were issued and outstanding as of March 26, 2010; (ii) 1,180,196 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options as of March 26, 2010, and (iii) 30,000 shares of common stock subject to outstanding restricted stock units as of March 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,401.88	Filing Party: Microsemi Corporation and Rabbit Acquisition Corp.

Form or Registration No.: Schedule TO	Date Filed: March 31, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2010 (together with any amendments and supplements thereto, the “Schedule TO”), by (i) Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Company Shares”), of White Electronic Designs Corporation, an Indiana corporation (“Seller”), at a purchase price of $7.00 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Identity and Background of Filing Person.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Items 3 and 6 of the Schedule TO are hereby amended and supplemented by amending and restating Schedule I to the Offer to Purchase in its entirety to read:

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five (5) years for each director and executive officer of Parent. The current business address of each person is 2381 Morse Avenue, Irvine, California 92614. The telephone number of each person is (949) 221-7100. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
James J. Peterson	Microsemi Board member since 2000 President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Dennis R. Leibel

Microsemi Board member since 2002

Chairman of the Board since July 2004; A retired financial and legal executive, private investor and consultant; Director of Commerce Energy Group, Inc., an electricity and natural gas marketing company based in Costa Mesa, California, from 2005 to 2008; Director of DPAC Technologies Corp., a device networking company based in Hudson, Ohio, since 2006.

Thomas R. Anderson

Microsemi Board member since 2002

A retired executive and private investor; Former Vice President and Chief Financial Officer of QLogic Corporation, a storage networking technology supplier based in Aliso Viejo, California, from 1993 to 2002.

William E. Bendush

Microsemi Board member since 2003

A retired executive and private investor; Former Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation, an information technology products supplier based in Sunnyvale, California, from 1999 to 2003; Director of Conexant Systems, Inc., a fabless semiconductor company based in Newport Beach, California, since 2008.

William L. Healey

Microsemi Board member since 2003

Consultant and private investor; Former President and Chief Executive Officer of Cal Quality Electronics, Inc., an electronics manufacturer based in Santa Ana, California, from 2002 to 2005; Director of Sypris Solutions, Inc., a provider of technology-based outsourced services and specialty products based in Louisville, Kentucky, since 1997; Director of Pro-Dex, Inc., a motion control and rotary drive systems manufacturer based in Irvine, California, since 2007.

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
Paul F. Folino

Microsemi Board member since 2004

Executive Chairman of the Board of Emulex Corporation, an information technology products manufacturer based in Costa Mesa, California, since 2006 and a Director of Emulex since 1993; Chairman of the Board of Emulex Corporation from 2002 to 2006; Chief Executive Officer of Emulex Corporation from 1993 to 2006.

Matthew E. Massengill

Microsemi Board member since 2006

Former Chairman of the Board of Western Digital Corporation, a computer storage technology provider based in Lake Forest, California, from 2001 to 2007; Executive Chairman of the Board of Western Digital Corporation from 2005 to 2007; Chief Executive Officer of Western Digital Corporation from 2000 to 2005; President of Western Digital Corporation from 2000 to 2002; Director of Western Digital Corporation since 2000; Director of Conexant Systems, Inc., a fabless semiconductor company based in Newport Beach, California, since 2008; Director of GT Solar International, Inc., a supplier of materials for solar cell and panel manufacturing based in Merrimack, New Hampshire, since 2008.

James J. Peterson	President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009. Officer of Microsemi since 2000.

John W. Hohener

Executive Vice President since 2010; Chief Financial Officer and Secretary since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006.

Officer of Microsemi since 2006.

Ralph Brandi*	Executive Vice President, Chief Operating Officer since 2002; Vice President-Operations from 2000 to 2002. Officer of Microsemi since 2000.

John M. Holtrust	Senior Vice President of Human Resources since 2005; Vice President of Human Resources from 2000 to 2005. Officer of Microsemi since 2000.

Steven G. Litchfield

Executive Vice President, Chief Strategy Officer since 2009; Executive Vice President-Analog Mixed Signal Group from 2006 to 2009; Vice President-Corporate Marketing & Business Development from 2003 to 2006; Director of Business Development from 2001 to 2003.

Officer of Microsemi since 2003.

*	Mr. Brandi is a citizen of Denmark.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five (5) years for each director and executive officer of Purchaser. The current business address of each person is 2381 Morse Avenue, Irvine, California 92614. The telephone number of each person is (949) 221-7100. Each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
James J. Peterson

President and Chief Executive Officer since 2010; President and Chief Executive Officer of Microsemi since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Officer and Director of Purchaser since 2010; Officer of Microsemi since 2000.

John W. Hohener

Chief Financial Officer since 2010; Executive Vice President of Microsemi since 2010; Chief Financial Officer and Secretary of Microsemi since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006.

Officer and Director of Purchaser since 2010; Officer of Microsemi since 2006.

Item 11.	Additional Information.

(i) Item 11(a)(5) of the Schedule TO is amended and restated in its entirety to read:

“The information set forth in the section of the Offer to Purchase entitled ‘Certain Legal Matters; Regulatory Approvals’ is incorporated herein by reference.”

(ii) Section 16 of the Offer to Purchaser entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following text after the last paragraph of such Section 16:

“Securities Class Action Litigation. On April 6, 2010, Capgrowth Group filed a putative class action lawsuit in the Marion County Circuit/Superior Court, Marion County, Indiana. Capgrowth Group alleges that it is a shareholder of Seller and purports to bring the lawsuit on behalf of itself and all other shareholders of Seller. The complaint names as defendants Brian R. Kahn, Jack A. Henry, Melvin L. Keating, Kenneth J. Krieg, Paul D. Quadros, Thomas J. Toy, Gerard R. Dinkel, Seller, Purchaser and Microsemi. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing Seller to enter into the Merger Agreement, that Seller, Purchaser and Microsemi aided and abetted the alleged breaches of fiduciary duty, and that Microsemi is coercing Seller’s shareholders to tender their shares. The complaint also alleges that Seller’s Schedule 14D-9 contained inadequate disclosures. Among other relief, the complaint seeks unspecified compensatory and rescissory damages, and interest, attorneys’ fees, expert fees and other costs.

On April 7, 2010, Greg Labonte filed a similar putative class action lawsuit in the Marion County Superior Court, Marion County, Indiana. Labonte also alleges that he is a shareholder of Seller and purports to bring the lawsuit on behalf of himself and all other shareholders of Seller. Labonte’s complaint names the same defendants as those named in the lawsuit brought by Capgrowth Group. Labonte’s complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing Seller to enter into the Merger Agreement, that Seller, Purchaser and Microsemi aided and abetted the alleged breaches of fiduciary duty, and that Seller’s Schedule 14D-9 was materially misleading and/or incomplete. Among other relief, Labonte’s complaint seeks an injunction against, or rescission of, the proposed transactions, unspecified compensatory and rescissory damages, and costs and attorneys’ and expert fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2010	Rabbit Acquisition Corp.

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer

Microsemi Corporation

	By:	/S/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

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